Exhibit 21

List of Subsidiaries

Name	State of Incorporation

The State Bank and Trust Company	Ohio
RFCBC, Inc.	Ohio
Rurban Mortgage Company*	Ohio
Rurbanc Data Services, Inc.	Ohio
Rurban Statutory Trust I	Declaration of Trust – State of Connecticut
Rurban Statutory Trust II	Declaration of Trust – State of Delaware
NC Merger Corp.**	Ohio

*Rurban Mortgage Company is a wholly-owned subsidiary of The State Bank and Trust Company

**NC Merger Corp. is a wholly-owned subsidiary of Rurbanc Data Services, Inc., and was formed for the purpose of facilitating the previously planned merger with New Core Holdings, Inc.  NC Merger Corp. has no assets or liabilities and is inactive.